# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bright Scholar Education Holdings Limited, CIK 0001696355
CUSIP: 109199208
Title of class of securities: Class A Ordinary Shares, $0.00001 per share
Address of issuer's principal executive offices: Suites 6-7 The Turnvill Building, Old Swiss, 149 Cherry Hinton Road, Cambridge, United Kingdom (X0), CB1 7BX
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-22-190557
Filed by CIK 0001350879

## Reporting persons
- Indus Capital Partners, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Indus Select Master Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James Shannon: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Byron Gill: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Bright Scholar Education Holdings Limited
Address of issuer's principal executive offices: Suites 6-7 The Turnvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, United Kingdom CB1 7BX

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of each of the following persons (each, a "Reporting Person," and together, the "Reporting Persons") with respect to the Class A Ordinary Shares, $0.00001 par value per share of Bright Scholar Education Holdings Limited:

(i) Indus Capital Partners, LLC ("Indus Capital");
(ii) Indus Select Master Fund, Ltd. (the "Master Fund");
(iii) James Shannon ("Mr. Shannon"); and
(iv) Byron Gill ("Mr. Gill").
Address of principal business office or, if none, residence: The address of the principal business office of Indus Capital, Mr. Shannon, and Mr. Gill is 1700 Broadway, 39th Floor, New York, NY 10019. The address of the principal business office of the Master Fund is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009 Cayman Islands.
Citizenship: Indus Capital is a Delaware limited liability company. The Master Fund is a Cayman Islands exempted company. Each of Mr. Shannon and Mr. Gill is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in row 9 of the cover pages of this Schedule 13G is incorporated herein by reference.
Percent of class: The information set forth in row 11 of the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth in row 5 of the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in row 6 of the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in row 7 of the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in row 8 of the cover pages of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Indus Capital Partners, LLC: /s/ Maggie Kadziolka, Maggie Kadziolka, Chief Compliance Officer (01/27/2026)
- Indus Select Master Fund, Ltd.: /s/ Maggie Kadziolka, Maggie Kadziolka, Chief Compliance Officer (01/27/2026)
- James Shannon: /s/ James Shannon, James Shannon (01/27/2026)
- Byron Gill: /s/ Byron Gill, Byron Gill (01/27/2026)